

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3030

November 9, 2015

Via E-mail
Douglas A. Michels
President and Chief Executive Officer
OraSure Technologies, Inc.
220 East First Street
Bethlehem, Pennsylvania 18015

      Re: **OraSure Technologies, Inc.**
                  Form 10-K for the fiscal year ended December 31, 2014
                  Filed March 12, 2015
                  File No. 001-16537

Dear Mr. Michels:

     We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

                                             Sincerely,

                                           /s/ Martin James

                                           Martin James
                                         Senior Assistant Chief Accountant
                                           Office of Electronics and Machinery